EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
3044007 Nova Scotia Company	Nova Scotia, Canada
8x8 Europe SARL	France
8x8 (Hong Kong) Limited	China
Centile, Inc.	Delaware, USA
Netergy Microelectronics, Inc.	California, USA
Netergy Networks Canada Company	Nova Scotia, Canada
Netergy Networks Canada Holding Company	Delaware, USA
UForce Holding Company	Delaware, USA
Visit, Inc.	California, USA